Exhibit 23.2

Consent of Independent Auditors

The Board of Directors

Kennedy-Wilson Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Kennedy-Wilson Holdings, Inc. of our report dated March 29, 2013 with respect to the consolidated balance sheets of KW Residential, LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), members’ equity, and cash flows for each of the years in the three year period ended December 31, 2012, which report appears in Amendment No. 1 to the December 31, 2012 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc., incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AZSA LLC

Tokyo, Japan

November 1, 2013